SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August, 2004

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of August, 2004.

List of Exhibits:

1.	Press release re: Option agreement with Micap.

Exhibit 1.

BioProgress PLC

23 August 2004

Press Release	23 August 2004

BioProgress plc
(‘BioProgress’ or ‘the Company’)

BioProgress announces option agreement with Micap plc (‘Micap’)

BioProgress plc (LSE: AIM: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announced today it has agreed to enter a six month option agreement to evaluate exclusively micro-encapsulation technology developed by Micap plc (LSE: AIM: MIC) for smoking cessation products (‘SCPs’) in water soluble films. The intent is that if successful this will lead to an exclusive licensing agreement between BioProgress and Micap.

BioProgress has been working with a US-based company to evaluate the opportunity for SCPs using the Company’s ‘in-the-mouth’ dissolving films as an alternative to gums, patches and other current SCPs. The exclusive licensing agreement with Micap, whose technology potentially enables the release of nicotine at a faster rate than current delivery methods, may enable the US-based company and BioProgress to develop a totally new and improved product for the global SCP market place.

According to reports from Euromonitor plc, smoking cessation aids was the strongest performer in the UK OTC healthcare market in 2003. The global market for SCPs in 2002 was US$1.4 billion and is continuing to grow driven by public education campaigns regarding the health risks of smoking and the development of a range of product delivery formats, including gum, patches, pills and lozenges.

Commenting on the agreement Graham Hind, Chief Executive of BioProgress, said: ‘We are constantly looking for complementary technologies which are protectable and which can add significant value and enhance the performance of our own film technologies. The market for SCPs is growing strongly but there are several cultural and other circumstances where a gum may not be an appropriate or desirable delivery method, while patches can be slower in acting. The consumer has received enthusiastically the concept of ‘in-the-mouth’ delivery and we see this as a further exciting opportunity for BioProgress. The success of this project would mean there may be other opportunities for Micap’s technology in our dissolving films.’

Mike Brennand, Chief Executive of Micap, said: ‘Independent research has shown that rapid release of nicotine provides significantly quicker relief of cravings. For this reason we believe that Micap’s technology which increases the rate of release of nicotine, combined with Bioprogress’ delivery platform, could provide an attractive SCP product for what is a potentially vast market.’

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements.

The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Ends -

For further information:

BioProgress plc

Graham Hind, Chief Executive	Tel: +44 (0) 1354 655 674

grahamhind@bioprogress.com

www.bioprogress.com

Media enquiries:

Abchurch

Heather Salmond / Alex Tweed	Tel: +44 (0) 20 7398 7700

heather.salmond@abchurch-group.com

www.abchurch-group.com

Notes to editors:

About BioProgress

BioProgress listed on AIM in May 2003 and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s patent portfolio comprises 80 patents within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually.

The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

About Micap

Micap listed on AIM in August 2003 and is a UK technology licensing company specialising in the micro encapsulation of active ingredients within yeast cells. For further details visit www.micap.co.uk

Micro encapsulation is a process whereby tiny droplets of liquid or particles of solid material are coated with a continuous film of polymeric material. Microcapsules have several benefits, including conversion of liquids to solids; separating reactive compounds; protecting substances against environmental factors; and improving the material handling properties. Micap’s unique proprietary technology involves using killed yeast cells as natural capsules to protect the active ingredient. Yeast encapsulation can protect active ingredients against high temperatures, the effects of the sun, pressure and degradation through exposure to the air. The natural affinity of yeast cells for mucous membranes can also be exploited for targeted drug delivery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: August 23, 2004	Elizabeth Edwards
Chief Financial Officer